Mail Stop 04-07								May 13,
2005

Via U.S. Mail and Fax (212) 626-4120

Donald J. Frickel, Esq.
General Counsel
WorldSpace, Inc.
2400 N Street, N.W.
Washington, D.C. 20037

	Re:	WorldSpace, Inc.
		Form S-1
		Filed April 13, 2005
		File No. 333-124044

Dear Mr. Frickel:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







General
1. We encourage you to file all exhibits with the next amendment to your Form S-1 or otherwise furnish drafts of the legality opinion and the underwriting agreement. We may have additional comments upon review of those documents. Please also file the proper consent upon the filing of the legality opinion.
2. We note that you plan to standardize your employment agreements with your executive officers prior the completion of this offering.
Please file all material employment contracts between WorldSpace and management as soon as possible so we may review those documents. We may have further comments upon the filing of the agreements.
3. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
4. We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by GreyStone Communications, the Yankee Group, J.D. Power and Associates, and the National Council of Applied Economic Research, among others. Please provide us with marked copies of any materials that support these and other third party statements cited in the registration statement, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

5. Comments on your application for confidential treatment will follow under separate cover. Since the application review process often results in significant revisions to the disclosure in the prospectus, we suggest that you wait to circulate a preliminary prospectus until you have received comments on your application. We will not consider a request for acceleration of effectiveness of the registration statement until we resolve these comments.

Prospectus Summary, page 1
6. Revise your disclosure throughout to remove unnecessary defined terms. In this regard, please delete the fourth sentence of the introductory paragraph on page 1. Once you make your disclosure clear from the context, you will not need to define terms such as "WorldSpace," "Company," "we" "us," and "our."
7. With a view toward more balanced disclosure in your summary section, move to the front of the summary section a discussion of the following:
* your limited access to capital;
* your accumulated deficit of $2.1 billion;
* your recent restructuring of the debt owed to Stonehouse Capital and Yenura, including clarification of the fact that while you eliminated all of your long-term debt (other than your new convertible notes) as a result of the recapitalization and restructuring transactions, you still owe approximately $1.8 billion in long-term liabilities as a result of the Royalty Agreement
(please
also revise your discussions of your recapitalization elsewhere in the document to clarify this fact);
* your history of net operating losses; and
* that Noah Samara will continue control the company following the offering.
8. Please tell us in your response letter your basis for your statement that Noah Samara "pioneered the development of satellite-
based digital radio services."
9. Clarify what you mean by the phrase "we are able to roll out our
subscription service on a sequential basis...."

Risk Factors, page 9

      General
10. Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, many of your risk factor captions are unduly vague, such as "Our business is international and subject to country and region risks" on page 17, and do not discuss adequately the risk that follows. Other risk factor captions merely state a fact about you, such as "We depend on key personnel" on page 16 and "We may not be able to manage rapid growth" on page 20, or allude to a future event, such as "Future changes to the regulations and policies..." on page 17. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies` documents, they are probably too generic. Please revise accordingly.
11. You should pare down your risk factors section to present only the most significant factors that make the offering speculative or risky. Many of the risk factors are duplicative, such as:

* "Our ability to conduct our business in China..." (page 15), "Extensive government regulation of the telecommunications and broadcasting industries restricts our direct entry into China..." (page 19), and "China`s economic, political and social conditions..."
(page 24);
* "Our insurance may not cover all risks..." (page 12), and "Our business insurance in China..." (page 25); and
* "We may incur significant delays and expense in the development and installation of terrestrial repeater transmitters..." (page 13), "We may be unable to obtain the licenses required to operate our terrestrial repeater networks in India...," and "We may experience delays and incur significant costs in the development and production of our receivers" (page 14).

Other risk factors speak to generalities rather than specific risks or overwhelm the reader with a wash of information, such as:

* "There may not be sufficient demand for our service to allow us to become profitable" (page 9), "Our satellites have a limited life and may fail in orbit" (page 11), "We have faced in the past, and may face in the future, challenges and constraints in obtaining financing" (page 16), "Our technology may become obsolete," (page
17), and "Our business is international and subject to country and region risks" (page 18).
12. Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and financial performance could be materially adversely affected, and generic statements in your risk factors that you cannot predict, cannot guarantee, and that there is no assurance that a risk will not occur.
These statements do not represent meaningful disclosure. Instead, revise to provide specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, and share price.
13. Please revise to include a risk factor discussing the fact that you have accepted risk of loss for one of your two satellites on the ground before it has been launched. Discuss the risks of losing the satellite during launch, the specific impact that would have on your financial results, the impact loss of that satellite would have on your goal to replace the defective AfriStar satellite, and how the loss would affect your goal to offer satellite radio to Northern Africa and Western Europe. Please also discuss these issues in the relevant subsections of Management`s Discussion and Analysis.

      We operate with very limited staffing of accounting functions..., page 10
14. Revise this risk factor`s caption to clarify that you have material weaknesses in your internal controls that may (or will) impact your ability to comply with the internal controls requirements imposed upon reporting companies.

      Our insurance may not cover all risks of operating our satellites, page 12
15. You state that you intend to acquire in-orbit insurance coverage on your AfriStar satellite by the end of April 2005. In Note B of your Consolidated Financial Statements on page F-10, however, you discuss a $6.5 million insurance claim that you later withdrew. Please clarify when your AfriStar satellite was covered by insurance and when that coverage lapsed. Furthermore, what effect is the reported anomaly expected to have on your ability to insure the AfriStar satellite?

	Allegations of ties between certain of our former investors, page 26
16. Revise the caption to the risk factor to state that there are allegations of ties between Al Qaeda and investors (not former investors) in your company.
17. In light of the numerous restrictions the agreements with Yenura and Stonehouse place upon WorldSpace`s expenditures, disposition of assets, and other aspects of your company`s business, clarify that while Yenura and Stonehouse do not have voting control over WorldSpace, they do have control over your company because they have the indirect power to direct or cause the direction of the management and policies of WorldSpace.
18. Disclose that Mr. Idris owned a factory in Sudan that was bombed by the U.S. in retaliation for possible terrorist ties.

Use of proceeds, page 32
19. To the extent possible, please revise to more specifically identify and quantify the amount of proceeds to be used for particular purposes, including the order of priority of those purposes. For example, how much of your proceeds will be used towards the build-out of the terrestrial repeater network? Finally, disclose how you expect to allocate the net proceeds of the offering if the underwriters exercise their over-allotment option, to the extent practicable.

Dilution, page 34
20. Please quantify the further dilution to new investors that will occur assuming the exercise of all of your outstanding stock options and warrants. Also quantify the dilution to new investors if your underwriters fully exercise their over-allotment option.

Management`s discussion and analysis, page 37

	General
21. Discuss what steps, if any, the company is taking to remediate the material weaknesses in its internal control over financial reporting.

Revenue, page 40
22. Explain why you expect receiver sales to decline as a percentage of total revenue. We note your risk factor relating to offering receivers at reduced cost. Discuss whether you intend on providing receivers free to potential customers as incentives to subscribe, and, if so, what is the expected impact to your cost of revenue.

Operating expense overview, page 40
23. Discuss whether you expect your depreciation and amortization expenses to increase materially as a result of the defect associated with your AfriStar satellite.

24. Describe for us the nature of the sales incentives to your distribution partners and how you subsidize the cost of the receivers as described at pages 64 and 73.
25. In addition, tell us how you are accounting for these incentives.
In your response, tell us how you considered the guidance in EITF
01-
09.

      Liquidity and Capital Resources, page 51
26. Identify and quantify the "several one-time corporate expenses."
27. Clarify whether you expect construction on your F4 satellite to be restarted.

28. Disclose the likely impact the Stonehouse royalty payments could have on your financial condition and results of operations. In addition, please discuss management`s financial options in the event that the cash generated by operations is not enough to fund the reserve account when the forecasted EBITDA is positive or the annual payment is due.

29. Disclose the estimated amount of capital expenditures required for the build-out of the terrestrial repeater network in China during the next twelve months and the estimated total expenditures to complete the network.


      Contractual Obligations, page 55
30. Because your royalty payments are reported as a long-term liability on your balance sheet for the December 31, 2004 fiscal year end, please include the estimated amount of contingent royalty payments you expect to pay. We note that the value of your Contingent Royalty Obligation reported on your balance sheet is $1,814,175,000.
31. Clarify that your convertible notes are payable in full at the option of the holder after 3 years.



Business, page 57

	General
32. You do not discuss your operations in Africa and the Middle East even though your AfriStar satellite primarily covers those areas. In addition, it is not clear how many of your 53,000 paying subscribers reside in those areas. Clarify where, other than India, your paying subscribers reside. Please expand your Business section to discuss your operations in Africa and the Middle East.

Government Regulation, page 86
33. Please consider creating a risk factor discussing the risk arising from the lack of mandatory dispute resolution or enforcement mechanisms at the International Telecommunications Union. For instance, we note that while the use frequencies of your AfriStar and
AsiaStar satellites are registered in the Master International Frequency Register maintained by the International Telecommunications
Union, there is no guarantee that your use of those frequencies would be protected from interference from non-conforming uses by other nations.

Executive Compensation, page 100
34. We note your statement that Donald J. Frickel was recipient of stock options for the prior fiscal year, yet there is no summary compensation table disclosure nor stock option grant table disclosure. Please revise accordingly. Furthermore, we note that you recorded $90.3 million in stock compensation expense in 2004. Provide more detail as to why you had such a significant stock compensation expense in 2004 when the only named executive officer to whom you granted options was Mr. Frickel.

Pre-offering recapitalization, page 103
35. We note your description of the merger between your principal operating company and former holding company. Please describe the merger in your response. Tell us about the business purpose of the merger and how the merger fit into your recapitalization and restructuring.

Underwriting, page 129
36. You state that "certain of the underwriters or securities dealers may distribute prospectuses electronically." Identify in your response letter any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

      Briefly describe any electronic distribution in the filing.

Also, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

      No Sales of Similar Securities, page 130
37. You state that UBS Securities LLC may release the securities from the restrictions contained in the lock-up agreement at any time without public notice. Revise to disclose what factors the underwriters will use in any determination to release the shares subject to the lock-up, and indicate any current intention to release those shares. Furthermore, disclose how many shares are subject to the lock-up.

Directed Share Program, page 132
38. We note that you plan to reserve shares for directors, officers, employees, strategic partners, other individuals associated with you, and members of their families. Please describe in your response letter the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.


Consolidated Statements of Operations, F-4

39. Disclose separately the revenue and cost of revenue generated by the sale of the receivers. Refer to Rule 5-03 of Regulation S-X.

40. It appears that the caption "Cost of Revenue" and "Gross Loss" excludes depreciation for property and equipment that is directly attributed to the generation of revenue. If this is true, revise your presentation to include the applicable depreciation in the calculation of "Gross Loss". Also identify the amount of depreciation that is excluded from Cost of Revenue as required by SAB
Topic 11: B.

41. If a portion of stock-based compensation is attributed to employees whose services are included as a component of cost of revenue, revise your presentation to include the applicable amount of stock-based compensation in the calculation of "Gross Loss".


Revenue recognition, page F-8

42. We refer to your disclosure that revenue from the sale of satellite radio receivers is recognized when the product is shipped.
Tell us why is it appropriate to recognize revenue when shipped? In addition, tell us if there are any rights of return or potential warranty costs that need to be recognized.

Recent Accounting Pronouncements, page F-12

43. Update your disclosure to address the impact, if any, of the adoption of FIN 46R. Also clarify whether you identified any variable interest entities and provide the disclosures required by paragraphs 23 through 25 of FIN 46(R), if applicable.




Satellites and Related Systems, page F-10


44. We refer to the impairment of certain ground system assets for $3.6 million. Describe for us how you determined the asset group or groups for testing for impairment. In this regard, we note your disclosure of the WorldSpace System at page 77 in which you state that the system is comprised of three major components: the space, the ground and the user segments. In addition, confirm whether the impairment charge resulted in the revision of the depreciation estimate of the asset group(s). Refer to paragraphs 4 and 10 of SFAS
144.

45. Tell us how you determined the fair value of your asset group or groups. Refer to paragraphs 22 - 24 of SFAS 144.

46. Disclose in the notes to the financial statements the facts and circumstances leading to the impairment. Also disclose the method you used to determine the fair value of the asset group. Refer to paragraphs 8 and 26 of SFAS 144.

Note C - Debt

Conversion of Debt to Equity, page F-15

47. You disclose that you determined the number of shares to issue for the conversion of notes held by Yenura based on "the conversion price stated in the promissory notes or based upon a negotiated
conversion rate."   Describe for us the circumstances where you
decided to use a negotiated rate. Also discuss whether these exchanges involved an induced conversion of debt and, if so, how you applied the guidance in SFAS 84 or other relevant accounting literature.

Note K - Stock Options and Warrants, page F-20

48. Describe for us the methodology and significant assumptions you
used to determine the fair value of the common stock underlying the
WSI options at the date you measured compensation expense
attributed
to the conversion of WIN options.   We may have additional
comments
when the estimated offering price of Class A common stock is included in the document.

Age of Financial Statements

49. Update the financial statements and other financial information in the filing as required by Rule 3-12 of Regulation S-X.,




*	*	*	*

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Al Rodriguez, Staff Accountant, at (202)
551-
3370 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202)551-3366, or me at (202) 551-3810 with any other questions.


							Sincerely,


							Larry Spirgel
							Assistant Director


cc:	Jeffrey E. Cohen, Esq.
	Coudert Brothers LLP







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Mr. Donald J. Frickel, Esq.
WorldSpace, Inc.
May 23, 2005
Page 1 of 12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE